

September 26, 2012

<u>Via E-mail</u>
Richard Fokker
Chief Executive Officer
Acem Holdings, Inc.
2 Corporate Drive, Suite 234
Shelton, CT 06484

> **Re: Acem Holdings, Inc.**
> **Form 8-K**
> **Filed January 11, 2012**
> **File No. 33-55254-36**

Dear Mr. Fokker:

We issued comments to you on the above-captioned filing on January 20, 2012, February 16, 2012 and March 29, 2012. As of the date of this letter, some of these comments remain outstanding and unresolved, including our request that you (1) provide information that would be required if you were filing a registration statement on Form 10 under the Securities Exchange Act of 1934 and (2) become current in your reporting obligations under the Exchange Act. We expect you to comply with these comments by October 11, 2012.

If you do not comply with these comments, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Jerry Gruenbaum, Esq.